UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogota, August 24, 2016

In July 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.6 MILLION

PASSENGERS

In July 2016, Avianca Holdings and its subsidiaries carried 2,611,161 passengers, a 1.8%

increase over the same period in 2015

In July, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,611,161 passengers, an increase of 1.8% compared to July 2015. Capacity, measured in ASKs (available seat kilometers), increased 3.3%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 4.9%. The load factor for the month was 85.1%, an increase of 130 bps compared to the same period of 2015.

Domestic markets in Colombia, Peru and Ecuador

In July, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,532,371 travelers, an increase of 0.2% compared to July 2015. Capacity (ASKs) increased 0.1% while passenger traffic (RPKs) increased 1.2%. The load factor for the month was 82.5%, an increase of 90 bps compared to the same period of 2015.

International markets

In July, the affiliated airlines of Avianca Holdings transported 1,078,790 passengers on international routes, up 4.3% compared to July 2015. Capacity (ASKs) increased 4.2%, while passenger traffic (RPKs) increased 5.9%. The load factor for the month was 85.7%, an increase of 140 bps when compared to the same period of 2015.

Operational Statistics	Jul-16	Jul-15	Δ YOY		YTD 2016	YTD 2015	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,611	2,565	1.8%		16,816	16,180	3.9%
ASK (mm)[2]	4,072	3,941	3.3%		27,151	25,270	7.4%
RPK (mm)[3]	3,464	3,300	4.9%		21,561	20,121	7.2%
Load Factor[4]	85.1%	83.8%	1.3	pp	79.4%	79.6%	-0.2	pp
Domestic Market
PAX (K)[1]	1,532	1,530	0.2%		10,135	9,764	3.8%
ASK (mm)[2]	833	833	0.1%		5,798	5,668	2.3%
RPK (mm)[3]	688	680	1.2%		4,514	4,300	5.0%
Load Factor[4]	82.5%	81.6%	0.9	pp	77.9%	75.9%	2.0	pp
International Market
PAX (K)[1]	1,079	1,034	4.3%		6,681	6,416	4.1%
ASK (mm)[2]	3,238	3,108	4.2%		21,353	19,602	8.9%
RPK (mm)[3]	2,776	2,621	5.9%		17,048	15,821	7.8%
Load Factor[4]	85.7%	84.3%	1.4	pp	79.8%	80.7%	-0.9	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

Avianca Holdings S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 1320/1321

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs